Mail Stop 7010
      December 1, 2005

By U.S. Mail and Facsimile

Mr. Dean J. Brydon
Chief Financial Officer
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam, Washington 98550

Re:	Timberland Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      	File No.  000-23333

Dear Mr. Brydon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at
(202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

	Sincerely,


						John Cash
								Accounting Branch Chief






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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE